

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2018

David Lopez
Chief Executive Officer
PlayAGS, Inc.
5475 S. Decatur Blvd., Ste #100
Las Vegas, NV 89118

> **Re: PlayAGS, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 19, 2018**
> **CIK. No. 0001593548**

Dear Mr. Lopez:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours before the requested date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

Division of Corporation Finance
Office of Manufacturing and
Construction